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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                MAF Bancorp, Inc.
- --------------------------------------------------------------------------------

                                (Name of Issuer)


                      Common Stock Par Value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55261R108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   John Bruno
 Muldoon, Murphy & Faucette, 5101 Wisconsin Ave., N.W., Washington, D.C. 20016
                                 (202) 362-0840
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 30, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)


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                                  SCHEDULE 13D


CUSIP No. 55261R108                                Page   2   of     9     Pages
          ---------                                     -----    ---------



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kenneth Koranda
- --------------------------------------------------------------------------------
   2   CHECK BOX IF A MEMBER OF A GROUP*                                (a)  / /
                                                                        (b)  / /

- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             PF
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)   / /

- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
- --------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF                  423,942
       SHARES       ------------------------------------------------------------
    BENEFICIALLY
      OWNED BY         8   SHARED VOTING POWER
        EACH                     25,169
      REPORTING     ------------------------------------------------------------
       PERSON          9   SOLE DISPOSITIVE POWER
        WITH                     423,942
                    ------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                 6,636
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             449,111
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             4.27%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             IN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer
- ----------------------------

The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share. The name and address of the issuer of such securities is MAF Bancorp, Inc. ("MAFB"), 55th & Holmes, Clarendon Hills,

Illinois 60514.




Item 2.  Identity and Background
- --------------------------------

Kenneth Koranda, 55th & Holmes, Clarendon Hills, IL 60514, President and a

director of MAFB and its wholly-owned subsidiary, Mid America Federal Savings

Bank ("Mid America").



Kenneth Koranda has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Kenneth Koranda has not, during the last five years been a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Kenneth Koranda is a citizen of the U.S.A.




Item 3.  Source and Amount of Funds
- -----------------------------------

Kenneth Koranda used a total of $5,425 to make the purchases of 214 shares of

MAFB through the Section 401(k) feature of the Mid America Federal Savings Bank

Employees Profit Sharing Plan (the "Profit Sharing Plan") which are described in

Item 5(c). Such
purchases were made in the open market by the Plan, using employee contributions of Kenneth Koranda.




Prior to the transactions being reported on herein in Item 5(c), Kenneth

Koranda, either personally, through his spouse, as trustee of certain trusts established for the benefit of his children, or through various company benefit plans, made purchases or otherwise became the beneficial owner of 448,897 shares of MAFB. Included in this total are 144,540 shares purchased by, or gifted to,

Kenneth Koranda for consideration totalling $707,188 (all of which was from the personal funds of Kenneth Koranda); 61,451 shares purchased by or gifted to

Kenneth Koranda as trustee of various trusts established for the benefit of his children for consideration totalling $324,263 (all of which was from the funds of the trusts); 680 shares purchased by the wife of Kenneth Koranda, for consideration totaling $9,809 (all of which was from the personal funds of

Kenneth Koranda's wife); 5,741 shares purchased by Kenneth Koranda through the

Section 401(k) feature of the Profit Sharing Plan for consideration totalling

$69,824 (all of which was from employee contributions and dividend reinvestments by Kenneth Koranda in the Profit Sharing Plan); 11,749 shares purchased by

Kenneth Koranda through the profit sharing feature of the Profit Sharing Plan for consideration totalling $58,635 (all of which was from funds allocated to the account of Kenneth Koranda under the terms of the Profit Sharing Plan);

6,785 shares allocated to Kenneth Koranda under the terms of the ESOP Plan;

40,266 shares allocated and distributed to Kenneth Koranda under the terms of

Mid America's Management Recognition and Retention Plan and Trust, (the "MRP

Plan") and 177,685 shares of MAFB common stock relating to employee stock options which are presently exercisable.




Item 4.  Purpose of Transaction
- -------------------------------

Amendment 3 is being filed as a result of the merger between MAFB and N.S.

Bancorp, Inc. pursuant to which N.S. Bancorp, Inc. has been merged with and into

MAFB and the outstanding shares of N.S. Bancorp, Inc. will be converted into a combination of shares of MAFB and cash. As a result of the merger and the increased number of outstanding shares of MAFB, Kenneth Koranda's ownership has decreased to 4.27%.

All of the securities of MAFB acquired by Kenneth Koranda for which he is disclosing sole voting and dispositive power were acquired for investment purposes. All of the securities acquired by Kenneth Koranda through the Profit

Sharing Plan and by the wife of Kenneth Koranda were acquired for investment purposes. To the best of Kenneth Koranda's knowledge, the securities of MAFB acquired by the ESOP Plan and the MRP Plan, and allocated to Kenneth Koranda,

were acquired by such Plans for the purpose of providing employees in key management positions with a proprietary interest in MAFB in a manner designed to encourage such key employees to remain with Mid America (with respect to the MRP

Plan) and for the purpose of providing retirement benefits for employees of Mid

America (with respect to the ESOP Plan).



Depending on the company's prospects, the stock price and a variety of other factors, Kenneth Koranda may decide to increase or decrease his holdings of MAFB in the future. In connection with his ownership of MAF Bancorp stock, he is not considering any plans or proposals which would be required to be disclosed pursuant to this Item 4.



Item 5.  Interests in Securities of the Issuer
- ----------------------------------------------

(a) Kenneth Koranda beneficially owns 449,111 shares of MAFB including 177,685 shares which may be acquired pursuant to presently exercisable employee stock options. The total shares beneficially owned by Kenneth Koranda represent 4.27%

of the 10,516,858 outstanding shares of MAFB (which for this purpose are deemed to include the 177,685 shares which Kenneth Koranda may acquire pursuant to employee stock options). Excluding the 177,685 shares relating to stock options,

Kenneth Koranda's ownership represents 2.63% of the outstanding shares of MAFB.

(b) Kenneth Koranda possesses sole voting and investment authority over 423,942 shares of MAFB which includes 177,685 shares relating to unexercised stock options, which when exercised, will give him such authority over the stock. This total also includes 61,451 shares he beneficially owns as trustee of various trusts established for the benefit of his children.



Kenneth Koranda possesses shared voting authority over 25,169 shares of MAFB,

which includes shares purchased by him or allocated to him under the terms of the Profit Sharing Plan and the ESOP Plan and 680 shares owned by his wife.

Kenneth Koranda possesses shared investment authority over 6,636 shares of MAFB which includes his wife's shares and shares purchased by him pursuant to the

Section 401(k) feature of the Profit Sharing Plan.  Voting and dispositive authority is shared with the following trustees of each of these plans:



      Profit Sharing Plan Trustees
      ----------------------------

      Jerry A. Weberling, 55th & Holmes, Clarendon Hills, IL, 60514. Mr.

      Weberling serves as a trustee of the Profit Sharing Plan and also serves as Executive Vice President and Chief Financial Officer of MAFB and Mid

      America.



      Lois Vasto, 1001 S. Washington, Naperville, IL, 60566. Ms. Vasto serves as a Trustee of the Profit Sharing Plan and also serves as a director and

      Senior Vice President of MAFB and Mid America.

      David Kohlsaat, 55th & Holmes, Clarendon Hills, IL, 60514.  Mr.  Kohlsaat

      serves as a trustee of the Profit Sharing Plan and also serves as First

      Vice President of MAFB and Mid America.



      Michael J. Janssen, 55th & Holmes, Clarendon Hills, IL, 60514.  Mr.

      Janssen serves as a trustee of the Profit Sharing Plan and also serves as

      First Vice President of MAFB and Mid America.



      ESOP Trustee
      ------------

      NBD Bank, N.A., 103 E.  Lincolnway, Valparaiso, IN, serves as trustee of the ESOP Plan.




To the best of Kenneth Koranda's knowledge, none of the above trustees have,

during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and none of the above trustees have, during the last five years, been a party to a civil proceeding of a judicial or administrative body as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the above individual trustees are citizens of the U.S.A.



(c) During the sixty days prior hereto, Kenneth Koranda acquired beneficial ownership over the following common shares of MAFB on the dates and for the purchase prices indicated in the table below. Unless otherwise indicated by footnote, such shares were acquired in the open market through Nasdaq.




      Date               Number of Shares            Price per Share
- -----------------      ---------------------      ---------------------


    5/31/96                     82                        $24.625(1)
    5/07/96                     51                        $26.50(1)
    4/12/96                     18                        $25.75(1)
    4/09/96                     63                        $25.00(1)


(1) Represents purchases made by Kenneth Koranda through the Section 401(k) feature of the Profit Sharing plan.




Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

Kenneth Koranda currently has employee stock options covering 177,685 shares which are exercisable. In addition, Kenneth Koranda also has employee stock options covering an additional 14,533 shares which become exercisable at various dates over the next three years, notwithstanding certain circumstances which could result in the acceleration or the forfeiture of the right to exercise these stock options.



Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

Not applicable

Signature
- ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         June 5, 1996                     /s/ Kenneth Koranda
- -------------------------------           ------------------------------------
Date                                      Kenneth Koranda



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